THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2001

MADECO INC.
(Translation of Registrant's Name into English)

URETA COX 930
SANTIAGO, CHILE
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of a press release issued by Madeco S.A. (the "Company") on September 3, 2002 announcing dates for the Company's capital increase.

MADECO

INVESTOR RELATIONS
PRESS RELEASE

MAD Listed NYSE

For further information contact:
Marisol Fernández
Investor Relations
Voice : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : mfl@madeco.cl
Web Site : www.madeco.cl

MADECO ANNOUNCES DATES FOR CAPITAL INCREASE

(Santiago, Chile, September 3, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced that on August 30, 2002 the Company registered with the Chilean Superintendencia de Valores y Seguros (*Superintendency of Securities and Insurance*, or "SVS") a total of 1,800,000,000 shares, that the Board of Directors agreed to issue as part of the capital increase approved in the Extraordinary Shareholders' Meeting held on July 10th, 2002. The price of each share was fixed at Ch$35, and the Company offers the possibility to utilize two forms to subscribe shares - payment in cash and the capitalization of existing debt (the value was determined by financial advisors); the price and the forms of subscription were approved in the Extraordinary Shareholders' Meeting held on August 12th, 2002.

The emission of the Company's shares was published on September 2nd, 2002 in the local newspaper "La Segunda". The pre-emptive rights offering length is 30 days, from September 9th, 2002 to October 8th, 2002.

Madeco has been undergoing a financial restructuring process since the beginning of the year. A part of the restructuring plan includes the capital increase, which will be used to paid on a prorrata basis, a portion of the bank debt.

Considering that the success of the financial restructuring depends on the capital increase, the Board of Directors, as was informed at the Extraordinary Shareholders' Meeting, implemented a mechanism to subscribe and pay the shares. The mechanism assures that the shareholders and transferees subscribe and pay shares only in the event that 1) Madeco S.A. and its creditors sign a contract in which both parties agree to reprogram the financial liabilities and 2) the funds from the capital increase amount to at least Ch$47,000,000,000 in cash or capitalization of existing debt.

Banco de Chile has been contracted to provide services to shareholders to receive mandates and funds. The mandate instructs the bank to subscribe and pay the shares only in the event that Madeco and its creditors sign the contract mentioned above and the funds from the capital increase amount to more than Ch$47,000 million. In the event that the two conditions

MADECO

previously mentioned are not fulfilled under the term of the preemptive-rights offering or the following 5 business days after the expiration of the preemptive-rights offering period, the bank will not subscribe the shares and will return the funds to the shareholders. The Board of Directors, as authorized at the Shareholders' Meeting, hired Banco de Chile to receive the mandates between September 9 and September 23 of the present year.

The shareholders or transferees can also subscribe the shares directly in the Company's Shareholders' Office between September 9 and October 8, 2002. In the event that shareholders select this option, they will not have the benefits of subscribing the shares through Banco de Chile, whose use is free of charge.

"The shares of Madeco S.A. offered hereby are being offered and sold in a transaction outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. Accordingly, no offer or sale of the Madeco shares made hereby may be made to any person in the United States."

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Madeco, formerly Manufactureras de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum, brass and related alloys. The Company is also a leading manufacturer of flexible packaging products for us in the packaging of mass consumer products such as food, snacks and cosmetics.

Readers are cautioned not to place undue reliance on the forward-looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madeco S.A.

/s/ Albert Cussen Mackenna
Albert Cussen Mackenna
Chief Executive Officer

Date: September 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADECO S.A.

Albert Cussen M.
Chief Executive Officer

Date: September 14, 2002